EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

						Six
						Months
						Ended
	Years Ended December 31,					June 30,
(dollars in thousands)	2017	2016	2015	2014	2013	2018

Net earnings	$(11,761)	$9,439	$11,017	$19,110	$14,176	$(308)
Income tax expense	(2,598)	3,857	4,583	7,358	6,151	(271)
Earnings before income tax expense	$(14,359)	$13,296	$15,600	$26,468	$20,327	$(579)

Fixed charges
Interest on short-term and other borrowings	$1,927	$2,036	$1,994	$2,292	$2,578	$794
Fixed charges excluding interest on deposits	1,927	2,036	1,994	2,292	2,578	794
Interest on deposits	4,099	3,654	3,587	3,515	3,961	2,647
Fixed charges including interest on deposits	6,026	5,690	5,581	5,807	6,539	3,441
Preferred stock dividends	3,242	2,861	687	698	1,332	1,620
Fixed charges including preferred stock dividends	$9,268	$8,551	$6,268	$6,505	$7,871	$5,061

Earnings for ratio computations
Excluding interest on deposits (1)	$(12,432)	$15,332	$17,594	$28,760	$22,905	$215
Including interest on deposits (2)	$(8,333)	$18,986	$21,181	$32,275	$26,866	$2,862

Ratio of earnings to fixed charges
Excluding interest on deposits (3)	(6.45)	7.53	8.82	12.55	8.88	0.27
Including interest on deposits (4)	(1.38)	3.34	3.80	5.56	4.11	0.83

Ratio of earnings to fixed charges and preferred dividends
Excluding interest on deposits (3)	(2.41)	3.13	6.56	9.62	5.86	0.09
Including interest on deposits (4)	(0.90)	2.22	3.38	4.96	3.41	0.57

(1)	For purposes of calculating the ratios, earnings are the sum of earnings before income tax expense and fixed charges excluding interest on deposits.
(2)	For the purposes of calculating the ratios, earnings are the sum of earnings before income tax expense and fixed charges including interest on deposits.
(3)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges are equal to fixed charges excluding interest on deposits.
(4)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges are equal to fixed charges including interest on deposits.